VIA EDGAR

Odysight.ai Inc.

Suite 7A, Industrial Park, P.O. Box 3030

Omer, Israel 8496500

August 8, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Benjamin Richie

RE:	Odysight.ai Inc.
Registration Statement on Form S-1
File No. 333-273285

Dear Mr. Richie:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Odysight.ai Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on August 9, 2024, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Carter Ledyard & Milburn LLP, request by telephone that such Registration Statement be declared effective.

Please contact Guy Ben-Ami, of Carter Ledyard & Milburn LLP, counsel to the Company, at (212) 238-8658, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

Odysight.ai Inc.

By:	/s/ Yehu Ofer
Name:	Yehu Ofer
Title:	Chief Executive Officer

cc:

Einav Brenner, Odysight.ai Inc.

Aviram Hazak, Joshua Ravitz,

Herzog, Fox & Neeman Law Offices

Guy Ben-Ami,

Carter Ledyard & Milburn LLP